Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

(unaudited)

	Year Ended December 31,						Three Months Ended March 31,
	2008	2009	2010	2011	2012 Actual	2012 Pro forma(1)	2013 Actual	2013 Proforma(1)
Fixed Charges:
Interest expense on indebtedness	$1,553	$1,760	$1,215	$1,005	$1,405	$18,709	$2,897	$3,767
Interest expense on portion of rent expense representative of interest	42	35	56	49	91	91	35	35

Total fixed charges	$1,595	$1,795	$1,271	$1,054	$1,496	$18,800	$2,932	$3,802

Earnings
Loss from continuing operations before income taxes and investment losses	$(32,313)	$(24,063)	$(11,980)	$(24,233)	$(37,213)	$(54,517)	$(30,829)	$(31,699)
Fixed charges	1,595	1, 795	1,271	1,054	1,496	18,800	2,932	3,802

Net loss attributable to noncontrolling interests	—	—	—	—	(492)	(492)	(547)	(547)

Total earnings	$(30,718)	$(22,268)	$(10,709)	$(23,179)	$(35,225)	$(35,225)	$(27,350)	$(27,350)

Ratio of deficiency to fixed charges	(19.3)	(12.4)	(8.4)	(22.0)	(23.5)	(1.9)	(9.3)	(7.2)
Excess deficiency of earnings to fixed charges	$(32,313)	$(24,063)	$(11,980)	$(24,233)	$(36,721)	$(54,025)	$(30,282)	(31,152)

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2012 has been adjusted on a pro forma basis assuming the $150.0 million of 3% Notes were outstanding since January 1, 2012.